[Letterhead of]

CRAVATH, SWAINE & MOORE LLP

[New York Office]

(212) 474-1131

CyrusOne Inc.

Amendment No. 8 to Registration Statement on Form S-11

File No. 333-183132

January 14, 2013

Dear Ms. Gowetski:

CyrusOne Inc. (the “Company”) has filed today with the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 8 (“Amendment No. 8”) to its Registration Statement on Form S-11 (File No. 333-183132) (the “Registration Statement”). This letter, together with Amendment No. 8, sets forth the Company’s response to the comment contained in your letter dated January 10, 2013, relating to the Registration Statement. Four clean copies of Amendment No. 8 and four copies that are marked to show changes from Amendment No. 7 to the Registration Statement, filed on January 8, 2013, are enclosed for your convenience along with three copies of this letter. Page references in the response are to pages in the marked copy of Amendment No. 8.

Set forth below in bold font is the comment of the staff of the Commission (the “Staff”) contained in your letter and immediately below such comment is a statement identifying the location in Amendment No. 8 of the requested disclosure.

General

1.	We note the summary risk factor on page 9 and the risk factor on page 38 relating to the 9.7% of your outstanding shares of common stock and a majority of the common units of limited partnership interest in your operating partnership to be owned by CBI. Please revise to more specifically describe CBI’s ownership interest in your operating partnership and the risks associated with such ownership, including the impact on your operations going forward and the cash flow available to you.

In response to the Staff’s comment, the Company has revised the disclosure appearing on pages 38 and 39 of Amendment No. 8 to more specifically describe CBI’s ownership interest in the operating partnership and the risks associated with such ownership.

Please contact the undersigned at (212) 474-1131, or, in my absence, Daniel A. O’Shea at (212) 474-1792 or John C. Duffy at (212) 474-1408, with any questions or comments you may have regarding the Registration Statement.

Very truly yours,

/s/    William V. Fogg

William V. Fogg

Ms. Jennifer Gowetski

Senior Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Encls.

FEDERAL EXPRESS

Copy w/encls., to:

Ms. Kristi Marrone, Staff Accountant

Mr. Daniel Gordon, Accounting Branch Chief

Ms. Folake Ayoola, Attorney Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Mr. Gary J. Wojtaszek, President and Chief Executive Officer

CyrusOne Inc.

1649 West Frankford Road

Carrollton, TX 75007